news release

Zi Corporation Reports 2006 Fourth Quarter, Year-End Results

Agreements with Nintendo, Sony, T-Mobile Highlight Year-End

CALGARY, AB, March 27, 2007 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today reported results for its fourth quarter and year ended December 31, 2006. Unless otherwise indicated, all monetary amounts in this news release are in U.S. dollars.

Revenue in the 2006 fourth quarter was $3.2 million, an increase of 10 percent over revenue of $2.9 million in the prior year comparable period, and a sequential increase of 14 percent over revenue of $2.8 million in the third quarter of 2006. Full year 2006 revenue was $12.4 million, up 9 percent from 2005. The fourth quarter net loss was $3.0 million, or $0.06 per basic and diluted share, compared to a net loss of $2.1 million, or $0.05 per basic and diluted share, in the prior year period. The 2006 full year loss was $11.0 million, or loss per basic and diluted share of $0.24, compared to a net loss of $5.3 million, or loss per basic and diluted share of $0.12, for fiscal 2005. The 2006 fourth quarter and full year results include stock-based compensation charges of $0.8 million and $1.5 million, respectively; there was no stock-based compensation expense in 2005.

Zi President and Chief Executive Officer Milos Djokovic said the year, and particularly the fourth quarter, was highlighted by several significant announcements, including the first revenue-generating agreement for Qix™, its breakthrough mobile search and service discovery engine for wireless devices, with T-Mobile, a major global wireless service operator.

Other highlights include the announcement of two important new licensing agreements for eZiText® in the global gaming market: one with Nintendo Co. Ltd. for the popular Wii video game console and another with Sony Computer Entertainment for the PLAYSTATION®3 (PS3™) computer entertainment system; a licensing agreement with ACCESS Systems Americas, Inc. (formerly PalmSource) to pre-integrate eZiText predictive text technology and Decuma® handwriting recognition technology into the Access Linux Platform; and the launch of a company-wide strategic initiative to move Zi toward profitability through cost reductions and revenue growth.

Subsequent to year-end, the announcement last month of a settlement agreement with the court-appointed receiver of the Lancer Management Group will free management’s time to grow the business, Djokovic said, as well as save in legal expenses. He also noted that the Company’s recently announced private placement financing, from which Zi raised commitments for $6 million, will help ensure fulfillment of Zi’s business plan.

"2006 was a year of much needed transition for Zi and we finished the year with several licensing agreements that we expect to be significant to our future," Djokovic said. "Our Qix agreement with T-Mobile is a very important milestone for the Company. Our license agreements with Nintendo and Sony have placed eZiText in two high-profile gaming products and partner Zi with two of the major players in the lucrative global video game industry. In addition, our new senior management team, which was seated last summer, has done a remarkable job of building momentum that positions us well for the future."

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The year-to-year fourth quarter increase in core business revenue from $2.7 million to $3.2 million, as well as the full year increase from $10.6 million in 2005 to $11.8 million in 2006, were due primarily to increased revenue from the Company’s largest customer, licensing of the Company’s product to the makers and developers of electronic games, and revenue from Zi’s first license agreement for Qix. This increase occurred despite competitive pressures felt by the Company’s customers in Asia, which was offset by license revenue from several new customers in Asia. Total revenues for 2006 included non-core revenue from e-Learning products of $0.6 million in the first quarter, which compares to $0.8 million for the full year earlier.

The increased loss in the 2006 fourth quarter was due to the aforementioned stock-based compensation expenses, as well as year-over-year increases in legal fees, and depreciation and amortization. The year-over-year increases in net loss in 2006 were due to increased S,G&A expense, legal expense, PR&D expense, and depreciation and amortization, as well as equity in the net loss of Archer’s operations; provisions for doubtful accounts; and a reduction in other income. Also, in 2005, a onetime gain of $1.4 million for the settlement of litigation reduced the Company’s net loss for that period.

"We expect that many of these expenses, particularly the legal costs, will be reduced in 2007," Djokovic said. "Our focus has been on controlling costs, on growing revenue and achieving sustained profitability. We believe we are gaining traction in all those areas."

S,G&A expense for the 2006 fourth quarter was $3.2 million compared to $2.6 million for the fourth quarter of 2005 and $2.7 million in the third quarter of 2006. The increase was due primarily to $0.7 million of stock-based compensation expense during the quarter, provisions for doubtful accounts of $0.1 million and $0.2 million of incremental professional fees relating to the audit by Canada Revenue Agency of Zi’s cross border transactions, and other non-recurring employee-related costs. In coming quarters, Zi expects the S,G&A costs to decline compared to recent quarters due to implementation of cost reduction initiatives and a decline in expenses related to stock based compensation.

S,G&A expense for 2006 was $11.9 million compared to $9.9 million for 2005. The increase of $2.0 million is due largely to recognizing $1.2 million of stock based compensation expense and provisions made for doubtful accounts of $0.5 million. The decline in costs related to Sarbanes-Oxley Act compliance work, which was a significant factor for the increase in 2005, was offset by consulting fees incurred in relation to the audit of cross border transactions noted above.

The Company continues to invest in new product features and enhancements to software language databases along with continued investment in Decuma handwriting recognition software and Qix. PR&D expense, net of capitalized costs, for the 2006 fourth quarter and full year were $0.9 million and $4.4 million, respectively, compared to $1.2 million and $4.2 million in the respective prior year periods. The Company capitalized $0.3 million and $1.4 million, respectively, in the 2006 fourth quarter and full year, compared to $0.2 million and $0.9 million in the respective periods in 2005. The Company expects net PR&D costs to be approximately the same as the fourth quarter of 2006, or to increase slightly, over the next few quarters.

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Legal costs for the 2006 fourth quarter and full year were $0.8 million and $3.4 million, respectively, compared to $0.7 million and $1.7 million for the respective periods last year. The year-over-year increases in legal expense for the 2006 fourth quarter and full year were due, in part, to defense costs related to the University of Texas action against numerous manufacturers of cell phones, of which one of the remaining defendants is a customer of Zi in the United States. Additionally, the settlement of the aforementioned receiver shareholder litigation is expected to reduce legal expenses in 2007.

The Company’s balance sheet as of December 31, 2006 showed cash and cash equivalents of $1.7 million, plus $2.2 million that is classified as restricted and is not fully available to fund operations outside of China; total assets of $14.5 million; current and total liabilities of $9.7 million; a current ratio of 1.1:1; and shareholders’ equity of $4.8 million.

Summary of Results of Operations

For the years ended December 31 (thousands except per share amounts)	2006	2005	2004
			Restated
Revenue	$12,392	$11,385	$13,403
Gross margin	$11,963	$10,780	$12,931
Net loss	$(10,995)	$(5,317)	$(2,724)
Total assets	$14,547	$22,405	$21,699
Net loss per share - basic and diluted	$(0.24)	$(0.12)	$(0.07)
Outstanding shares, weighted average	46,503	46,153	41,373
Outstanding shares, end of period	46,689	46,273	45,225

All dollar amounts are in United States dollars and in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with the Company's consolidated financial statements and notes.

Conference Call

As previously announced, the Company is conducting a conference call to review its financial results today at 11:30 AM EDT (Eastern). The dial-in number for the call in North America is 1-888-208-1812, or 1-719-457-2654 for overseas callers. A live audio webcast and replay of the call can be accessed for 10 days at the Company’s website at www.zicorp.com.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText for one-touch predictive text entry; eZiType™ for keyboard prediction with auto-correction; Decuma® for predictive pen-input handwriting recognition; and the Qix search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

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This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation, the potential future impact of Qix, the potential and impact of Zi’s relationship with T-Mobile, the impact of Zi’s cost-cutting initiatives and its ability to achieve profitable operations, the reduction in Zi’s legal expenses associated with the dispute with the Lauer funds, Zi’s expected future S,G&A and PR&D expenses that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: competition; the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards, in particular Zi’s Qix product offering; rapid technological and market change; matters affecting Zi Corporation's significant shareholder, including approval of the proposed settlement agreement with such party; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi's ability to manage financial risk; Zi’s ability to successfully perform its license agreements; Zi’s ability to raise capital on terms favourable to it, if at all; the compliance with the terms of the settlement by the court-appointed receiver of the Lancer Management Group and by Zi Corporation; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap, eZiText and eZiType are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Milos Djokovic, Chief Executive Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com

TABLES FOLLOW

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Consolidated Balance Sheets

As at December 31,	2006	2005
(All amounts in United States of America dollars except share amounts)(unaudited)		Restated – see note 3

Assets
Current assets
Cash and cash equivalents	$1,672,847	$11,509,321
Restricted cash	2,160,495	648,119
Accounts receivable, net of allowance of $936,731 (2005 - $426,697)	5,785,954	4,579,966
Accounts receivable from related party	–	–
Work-in-progress and inventory	–	13,897
Prepayments and deposits	599,963	607,375
Total current assets	10,219,259	17,358,678
Capital assets - net	906,094	1,210,947
Intangible assets – net	3,421,717	3,834,880
	$14,547,070	$22,404,505

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	$1,000,000	$106,650
Accounts payable and accrued liabilities	4,046,022	4,547,725
Deferred revenue	4,478,026	4,185,341
Deferred tax	174,400	–
Current portion of other long-term liabilities	30,467	64,927
Total current liabilities	9,728,915	8,904,643
Notes Payable	–	147,678
Other long-term liabilities	–	30,530
	9,728,915	9,082,851

Contingent liabilities, commitments and guarantees

Shareholders’ equity
Share capital
Unlimited number of Class A, 9 percent convertible, preferred shares authorized and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized, 46,688,624 (2005 – 46,272,568) issued and outstanding	110,635,085	109,365,824
Additional paid-in capital	3,101,201	2,114,190
Accumulated deficit	(108,575,499)	(97,580,615)
Accumulated other comprehensive loss	(342,632)	(577,745)
	4,818,155	13,321,654
	$14,547,070	$22,404,505

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Loss

Years ended December 31,	2006	2005	2004
(All amounts in United States of America dollars except share amounts)(unaudited)			Restated – see note 3

Revenue
Royalty, license and implementation fees	$11,836,217	$10,614,043	$12,898,838
Other product revenue	555,523	770,470	504,213
	12,391,740	11,384,513	13,403,051
Cost of sales
License and implementation fees	406,463	355,597	362,562
Other product costs	22,696	248,689	109,252
	429,159	604,286	471,814
Gross margin	11,962,581	10,780,227	12,931,237

Operating expenses

Selling general and administrative	(11,867,117)	(9,861,123)	(9,281,365)
Litigation and legal	(3,363,188)	(1,673,486)	(833,197)
Product research and development	(4,367,427)	(4,243,172)	(2,350,141)
Depreciation and amortization	(1,669,847)	(1,134,554)	(926,886)
Impairment of note receivable	–	(250,000)	(2,000,000)
Gain on settlement of litigation	–	1,415,616	–
Operating loss before undernoted	(9,304,998)	(4,966,492)	(2,460,352)
Interest on capital lease obligation	(795)	(3,924)	(25,558)
Other interest expense	(17,211)	(2,368)	(30,839)
Interest income and other income	236,594	366,796	128,550
Loss before undernoted	(9,086,410)	(4,605,988)	(2,388,199)
Equity interest in loss of significantly influenced company	(893,973)	–	–
Impairment of note receivable	(129,417)	–	–
Minority interest	–	(23,920)	–
Income taxes	(885,084)	(687,515)	(336,161)
Net loss	$(10,994,884)	$(5,317,423)	$(2,724,360)
Basic and diluted loss per share	$(0.24)	$(0.12)	$(0.07)
Weighted average common shares – basic and diluted	46,502,728	46,152,711	41,373,309
Common shares outstanding, end of year	46,688,624	46,272,568	45,225,190

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Cash Flow

Years ended December 31,	2006	2005	2004
(All amounts in United States of America dollars)(unaudited)			Restated – see note 3

Net cash flow from (used in) operating activities:
Net loss	$(10,994,884)	$(5,317,423)	$(2,724,360)
Items not affecting cash:
Depreciation and amortization	1,709,525	1,162,118	926,886
Equity in net loss of significant influenced company	893,973	–	–
Impairment of note receivable	129,417	250,000	2,000,000
Stock compensation expense - employees	1,544,755	–	685,767
Stock compensation expense – non-employees	–	–	685,631
Loss on dispositions of capital assets	24,212	8,354	9,899
Decrease (increase) in non-cash working capital:
Accounts receivable	(1,923,617)	1,660,575	(1,561,047)
Prepayments and deposits	(41,350)	(39,906)	(15,227)
Accounts payable and accrued liabilities	361,640	110,063	(681,866)
Deferred revenue	754,775	1,019,146	1,604,532
Deferred tax	174,400	–	–
Cash flow from (used in) operating activities	(7,367,154)	(1,147,073)	930,215
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	–	2,342,054	12,209,030
Settlement of note payable (note 7)	–	–	(1,000,000)
Bank indebtedness (note 7)	893,350	106,650	–
Payment of capital lease obligations	(7,545)	(16,141)	–
Cash flow from financing activities	885,805	2,432,563	11,209,030
Cash flow from (used in) investing activities:
Note receivable	–	(250,000)	–
Purchase of capital assets	(304,457)	(256,579)	(178,258)
Software development costs	(1,407,204)	(930,264)	(1,661,974)
Other deferred costs	(57,445)	(52,732)	(52,397)
Disposition of subsidiaries	(181,199)	–	–
Acquisition of subsidiaries	–	(434,546)	–
Changes in restricted cash	(1,512,376)	114,927	(550,281)
Cash flow used in investing activities	(3,462,681)	(1,809,194)	(2,442,910)
Effect of foreign exchange rate changes on cash and cash equivalents	107,556	(93,264)	275,834
Net cash inflow (outflow)	(9,836,474)	(616,968)	9,972,169
Cash and cash equivalents, beginning of year	11,509,321	12,126,289	2,154,120
Cash and cash equivalents, end of year	$1,672,847	$11,509,321	$12,126,289
Non-cash financing activity
Equipment acquired under capital lease	$–	$–	$29,118
Components of cash and cash equivalents
Cash	$1,294,185	$4,120,256	$5,104,654
Cash equivalents	$378,662	$7,389,065	$7,021,635
Supplemental cash flow information
Cash paid for interest	$18,006	$6,292	$56,397
Cash paid for income taxes	$772,260	$687,515	$–

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1.         Nature of Operations

Zi Corporation ("Zi" or the "Company") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. The Company’s full range of intuitive and easy-to-use solutions include its new eZiType™ predictive keyboard with auto-correction, eZiText® for one-touch predictive text entry, eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting which now includes prediction technology and Qix™, a search and discovery engine. Zi’s markets these products directly to original equipment manufacturers, original design manufacturers and carriers.

2.         Going Concern Basis of Presentation

As at December 31, 2006, the Company had an accumulated deficit of $108,575,499 and for the year the Company incurred a loss of $10,994,884 and used cash in operating activities of $7,367,154. Continuing operations are dependent on the Company achieving profitable operations and being able to raise additional capital to meet its obligations and repay liabilities arising from the normal operations when they come due.

The Company is executing a business plan to allow it to continue as a going concern. The Company plans to raise new capital, reduce expenses, as well as continue to sign new customer contracts in 2007 and the future. The Company can give no assurance that it will be successful in executing this plan. Should it fail to raise sufficient capital or earn additional revenue, it may be forced to suspend its operations, and possibly even liquidate its assets and wind-up and dissolve the Company.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

Subsequent to year-end, a significant receivable in the amount of $3,000,000 was collected. This receivable was used to secure the $1,000,000 bank indebtedness outstanding at year-end. As a result, part of the proceeds was used to repay the bank indebtedness.

3.         Significant Accounting Policies

The accompanying consolidated financial statements are expressed in United States dollars ("U.S. dollars") and prepared by management in conformity with accounting principles generally accepted in the United States of America.

Restatement of income tax expense

For the year ended December 31, 2004, the Company’s income tax expense has been restated to reflect actual income tax expense for a previously understated liability. According to the Peoples Republic of China ("PRC") taxation law, those Foreign Investment Entities ("FIE") established in China that are involved in "productive" activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following three years. The Company’s Chinese subsidiary, Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi") had been categorized as a productive-type FIE in all of its PRC statutory filings, including its routine filings to tax authorities and the Company believed it was entitled to the tax holiday and tax rate reductions.

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PRC tax authorities restricted the scope of FIE tax incentives and narrowed the tax holiday and reduction entitlement to those entities engaged in productive activities or engaged in "encouraged" industries. Changes to the operations of Huayu Zi in 2004 resulted in decreases in its research and development spending and revenues generated from productive activities (as defined under the FIE guidelines) which were below the levels required to qualify as a FIE eligible for the tax holidays and reductions. As a result, the Company should have recorded an increase in the income tax liability and expense of $336,161 for the year ended December 31, 2004. The Company previously disclosed in its consolidated financial statements for the year ended December 31, 2004, a contingent liability of $166,871 for 2004 income tax.

Income tax expense for the year ended December 31, 2004, previously reported as nil, has been restated to $336,161. As a result, the net loss for the year ended December 31, 2004, previously reported as $2,388,199, has been restated to $2,724,360. Similarly, net loss per share for the year ended December 31, 2004, previously reported as $0.06, has been restated to $0.07. In addition, the accumulated deficit as at December 31, 2004, previously reported as $91,927,031, has been restated to $92,263,192. Comprehensive net loss for the year ended December 31, 2004, previously reported as $2,112,365, has been restated to $2,448,526.

As disclosed in the notes to the financial statements under stock-based compensation, proforma net loss for the year ended December 31, 2004, previously reported as $6,290,102, has been restated to $6,626,263. Similarly, pro forma net loss per share for the year ended December 31, 2004, previously reported as $0.15, has been restated to $0.16.

Restricted cash

At December 31, 2006, the Company held the U.S. dollar equivalent of $2,160,495 (December 31, 2005 - $648,119) in Chinese renminbis ("RMB") through its Chinese subsidiary, Huayu Zi. Due to PRC government regulations pertaining to the capitalization of Chinese companies, these funds are not expected to be fully available to fund the non-Chinese operations of the Company in the foreseeable future.

At December 31, 2006 and December 31, 2005, the Company has classified these funds as restricted cash. The reclassification to restricted cash does not affect previously reported cash flows from operations or from financing activities in the Company’s previously reported consolidated statements of cash flows, or its previously reported consolidated statements of loss for any period.

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